Filer and Investment Company Act File Number:	Hennessy Funds Trust (811-07168)

Commission File Number of the Related
Registration Statement: 333-183005

Filed Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

Pursuant to Rule 14a-6 of the Securities Act

of 1934

Subject Company and Investment Company Act File Number:

The FBR Funds (811-21503)

FOR IMMEDIATE RELEASE

Hennessy Funds to Add FBR Funds to Line-Up

Novato, CA – September 7, 2012 Hennessy Funds is pleased to announce that definitive proxy/prospectus materials related to the reorganization of the FBR Funds into the Hennessy Funds have been filed with the SEC and are being sent to shareholders of the FBR Funds for their vote of approval. Pending shareholder approval, this transaction is expected to take place on October 29, 2012.

Seven of the ten FBR Funds will move under the Hennessy investment management umbrella, but will continue to be managed by the portfolio managers that oversee the portfolios today, and the investment objectives will remain the same:

FBR Focus Fund	→	Hennessy Focus Fund
FBR Gas Utility Index Fund	→	Hennessy Gas Utility Index Fund
FBR Large Cap Financial Fund	→	Hennessy Large Cap Financial Fund
FBR Small Cap Financial	→	Hennessy Small Cap Financial Fund
FBR Technology Fund	→	Hennessy Technology Fund
FBR Balanced Fund	→	Hennessy Equity and Income Fund
FBR Core Bond Fund	→	Hennessy Core Bond Fund

It is anticipated that the expense ratio for each of these seven Funds will be the same or slightly lower following the proposed reorganization into the Hennessy Funds. Ticker symbols and cusip numbers for these Funds will also change upon the close of the transaction.

The remaining three FBR Funds will be transferred into one of the existing Hennessy Funds with a similar investment objective:

FBR Large Cap Fund	→	Hennessy Cornerstone Large Growth Fund
FBR Mid Cap Fund	→	Hennessy Focus 30 Fund*
FBR Small Cap Fund	→	Hennessy Cornerstone Growth Fund

FBR shareholders in these three Funds will receive the lowest cost Hennessy Funds shares available, and the expense ratio of each of these Funds is lower than that of the transferring FBR Fund.

The 1% redemption fee currently charged on all FBR Funds will be eliminated following the reorganization, as the Hennessy Funds do not carry redemption fees. For income tax purposes, shareholders, the FBR Funds, and the Hennessy Funds should not be required to recognize gain or loss in the reorganization.

“We are genuinely excited to welcome FBR shareholders to the Hennessy family of funds and to bring such talented portfolio managers onto our investment team,” said Neil Hennessy, President and Chief Investment Officer of Hennessy Funds. “We are thrilled to add these well-managed specialty and fixed-income funds to our product line-up, and we are eager to begin offering them to our existing Hennessy Funds shareholders,” he added.

* Upon completion of the reorganization, it is anticipated that the Hennessy Focus 30 Fund will be renamed the Hennessy Cornerstone Mid Cap 30 Fund.

About Hennessy Funds
Hennessy Funds offers a wide range of both domestic and international equity products. Hennessy is committed to its consistent and repeatable investment process, team-managed approach, and to superior service to shareholders.

Contact Information:

Tania Kelley	Melissa Murphy
Hennessy Funds	Sunstar Strategic
Phone: 800-966-4354, 415-899-1555	703-894-1056
tania@hennessyfunds.com	mmurphy@sunstarstrategic.com

Important Information
The Hennessy Funds have filed definitive proxy statements/prospectuses regarding the proposed reorganization, which have been sent to the shareholders of the FBR Funds. Shareholders are urged to read the definitive proxy statements/prospectuses and any other related documents because they contain important information about the proposed reorganization. The proxy statements/prospectuses and other documents relating to the proposed reorganization can be obtained free of charge from the SEC’s website at www.sec.gov or by calling 1-800-991-5861.

Additional Information

The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. The prospectus contains this and other important information about the investment company, and may be obtained by calling 1-800-966-4354. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Small and medium-capitalization companies tend to have more limited liquidity and greater price volatility than large-capitalization companies. Investments in foreign securities may involve greater volatility and political, economic and currency risk and differences in accounting methods. A non-diversified fund, one that may concentrate its assets in fewer individual holdings than a diversified fund, is more exposed to individual stock volatility than a diversified fund. A fund that concentrates its investments within one or a small group of industries may be more volatile than a fund that invests in a broader range of industries. Real estate values (and the values of real estate-related securities) fluctuate with changes in general and local economic conditions and are particularly sensitive to economic downturns. IPO shares are subject to market risk and liquidity risk. The yields and principal values of debt securities will also fluctuate. Generally, values of debt securities change inversely with interest rates. Some Funds may invest a portion of its assets in lower rated, high-yielding bonds (commonly known as "junk bonds"). Mortgage- and asset-backed securities are subject to prepayment risk, which is the risk that the borrower will prepay some or all of the principal owed to the issuer.

The Hennessy Funds are distributed by Quasar Distributors, LLC, Distributor.